FOR IMMEDIATE RELEASE

VUANCE Announces $13.8 Million Agreement for Perimeter Security and Border Control at European International Airport

Agreement Contributes Significantly to Vuance’s Revenues over Two Years

Qadima, ISRAEL and McLean, VIRGINIA. September 5, 2007 -- Vuance Ltd. (formerly SuperCom Ltd.) (NASDAQ: VUNC; Euronext: VUNC), a leading provider of incident management and active RFID solutions to homeland security, public safety, commercial, institutional and governmental markets, today announced that it has entered into a definitive agreement (the “Agreement”) with a European international Airport to provide an integrated perimeter security system and a border control system for a total of $13.8 million.

The establishment of the security and control system will begin during the third quarter of 2007. While revenues from the contract are expected to be recognized over the next two years, Vuance has already received a substantial portion of it as an advance payment. Once the system has been implemented, there is likely to be an additional eight-year maintenance agreement that could generate an additional $750,000 in annual revenues.

“We are very excited about this Agreement, which will contribute significantly to our revenues in 2007, 2008 and possibly beyond,” stated Eyal Tuchman, Chief Executive Officer of Vuance Ltd. “This contract demonstrates our abilities to address the need for effective perimeter security and border control at international airports and other venues, and to provide our solutions where the safety and security of personnel, passengers and facilities are of critical importance.”

About VUANCE Ltd.

Vuance Ltd. provides innovative incident management, active RFID, access control and credentialing solutions to public safety, commercial, institutional and government sectors. The Company’s Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. Vuance’s Active RFID is a complete, cost-effective solution for the continuous tracking of assets and individuals. For more information, visit the Company’s website at www.vuance.com.

Vuance Ltd. is headquartered in Qadima, Israel and its U.S. subsidiary is based in McLean, Virginia. Vuance common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contacts

North America		Israel
Jerry Cahn, Ph.D., J.D.	Jerry Falkner, CFA	Alex Somech
Target 3 Communications	RJ Falkner & Company	Tel: +972-8-9799-000
Tel: 646-827-0009	Tel: 800-377-9893	Fax: +972-50-8961-570
Fax: 646-827-9009	Fax: 830-693-6600	Mobile: +972-54-4297-754
Jerry@target3.com	info@rjfalkner.com	alex@somech.name